United States securities and exchange commission logo





                          February 4, 2022

       M. Wesley Schrader
       Chief Executive Officer
       FG Merger Corp.
       105 S. Maple Street
       Itasca, Illinois 60143

                                                        Re: FG Merger Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 21,
2022
                                                            File No. 333-262298

       Dear Mr. Schrader:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Shih-Kuei Chen at 202-551-7664 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Giovanni Caruso, Esq.